Issuer Free Writing Prospectus

Dated August 17, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-188218

Xerox Corporation

August 17, 2015

Pricing Term Sheet

Issuer:	Xerox Corporation
Security Description:	Senior Notes
Distribution:	SEC Registered
Size:	$400,000,000
Coupon:	3.500%
Maturity:	August 20, 2020
Offering Price:	99.113%
Yield to Maturity:	3.696%
Spread to Benchmark:	T+212.5 bps
Benchmark:	1.625% due July 31, 2020
Expected Ratings:	Baa2/BBB/BBB (Moody’s/S&P/Fitch)
Interest Payment Dates:	February 20 and August 20
Beginning:	February 20, 2016
Minimum Denominations:	$2,000 x $1,000
Day Count:	30/360
Make-Whole Call:	T+35 bps
Trade Date:	August 17, 2015
Settlement Date:	August 20, 2015 (T+3)
CUSIP:	984121 CM3
ISIN:	US984121CM35

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC UBS Securities LLC
Co-Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc. Morgan Stanley & Co. LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. collect at 1-800-854-5674, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or UBS Securities LLC toll free at 1-888-827-7275.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Xerox Corporation on August 17, 2015 relating to its Prospectus dated April 29, 2013.